Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

December 7, 2012

Ms. Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Wholesale Receivables Corporation II

Registration Statement on Form S-3 File No. 333-182980

Dear Ms. Bancroft:

On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”) and in response to the letter (the “Comment Letter”) dated October 9, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor previously submitted a response letter, dated November 27, 2012 (the “Response Letter”), from Mayer Brown LLP, counsel to the Depositor, setting forth the Depositor’s responses to the Comment Letter. The Depositor wishes to supplement its response to one of the Staff’s comments set forth in the Response Letter.

The Depositor’s supplemental response to the Comment Letter is set forth below. The supplemental response below is in addition to, not in replacement of, the response contained in the Response Letter. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Exhibit 8.1

4.	As noted in comment 1, it appears that the disclosure in the base prospectus and supplemental prospectus are to serve as the tax opinion. Therefore, the opinion filed as Exhibit 8 must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. The statement “to the extent that such statements expressly state our opinions or state that our opinion has been or will be provided as to the notes accurately reflect our opinion” appears to qualify that the tax disclosure may not represent the opinion of named counsel. Please confirm that an appropriately unqualified tax opinion will be filed at the time of takedown that clearly indicates that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. See section III. B.2. of Staff Legal Bulletin 19.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Rolaine S. Bancroft

December 7, 2012

Supplemental Response:

We hereby confirm that an appropriately unqualified tax opinion will be filed at the time of takedown that clearly indicates that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant.

Mayer Brown LLP

Ms. Rolaine S. Bancroft

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Mark Kaczynski